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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                                    -------------
                                   SCHEDULE 14D-1/A

             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                                   AMENDMENT NO. 3
                   (FINAL AMENDMENT AND AMENDMENT TO SCHEDULE 13D)

                                    -------------

                               ML MEDIA PARTNERS, L.P.
                              (NAME OF SUBJECT COMPANY)
                                  SMITHTOWN BAY, LLC

                         A DELAWARE LIMITED LIABILITY COMPANY

                           GLOBAL CAPITAL MANAGEMENT, INC.,
                                A DELAWARE CORPORATION
                                       (Bidder)

                        UNITS OF LIMITED PARTNERSHIP INTERESTS
                            (TITLE OF CLASS OF SECURITIES)

                                      55307J102

                        (CUSIP Number of Class of Securities)


                                  Thomas A. Schmidt
                           601 Carlson Parkway - Suite 200
                             Minnetonka, Minnesota  55305
                                    (612) 476-7200
             (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of Bidder)

                                    -------------

                              CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
             TRANSACTION VALUATION*                  AMOUNT OF FILING FEE**
                   $4,400,000                              $1,420.00
--------------------------------------------------------------------------------
 *    FOR PURPOSES OF CALCULATING THE FILING FEE ONLY.  THIS CALCULATION
      ASSUMES THE PURCHASE OF 4,000 UNITS OF LIMITED PARTNERSHIP INTERESTS ("UNITS") AT $1,100 PER UNIT IN CASH. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH REGULATION 0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE VALUE OF UNITS ASSUMED TO BE PURCHASED.

 **   THE FILING FEE WAS PAID ON THE BASIS OF 6,500 UNITS AT $1,100 PER UNIT.

 [ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

      AMOUNT PREVIOUSLY PAID:    NOT APPLICABLE  FILING PARTY:   NOT APPLICABLE
      FORM OF REGISTRATION NO.:  NOT APPLICABLE  DATE FILED:     NOT APPLICABLE
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                                     Page 1 of 5
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  CUSIP NO. 55307J102            14D-1/A and 13D/A        Page 2 of 5 Pages
-----------------------                                 ---------------------

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  1.  Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      Smithtown Bay, LLC
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  2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) / /
                                                                       (b) / /
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  3.  SEC Use Only

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  4.  Sources of Funds (See Instructions)

      WC
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  5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(e) or 2(f)
                                                                           / /
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  6.  Citizenship or Place of Organization

      State of Delaware
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  7.  Aggregate Amount Beneficially Owned By Each Reporting Person

      15,187
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  8.  Check if the Aggregate in Row (7) Excludes Certain Units (See
      Instructions)
                                                                           / /
--------------------------------------------------------------------------------
  9.  Percent of Class Represented by Amount in Row (7)

      Approximately 8.1%
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 10.  Type of Reporting Persons (See Instructions)

      OO
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                                     Page 2 of 5
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-----------------------                                 ---------------------
  CUSIP NO. 55307J102            14D-1/A and 13D/A        Page 3 of 5 Pages
-----------------------                                 ---------------------

--------------------------------------------------------------------------------
  1.  Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons

      Global Capital Management, Inc.
--------------------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
  3.  SEC Use Only

--------------------------------------------------------------------------------
  4.  Sources of Funds (See Instructions)

      WC
--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                           / /
--------------------------------------------------------------------------------
  6.  Citizenship or Place of Organization

      State of Delaware
--------------------------------------------------------------------------------
  7.  Aggregate Amount Beneficially Owned By Each Reporting Person

      15,187
--------------------------------------------------------------------------------
  8.  Check if the Aggregate in Row (7) Excludes Certain Units (See
      Instructions)
                                                                           / /
--------------------------------------------------------------------------------
  9.  Percent of Class Represented by Amount in Row (7)

      Approximately 8.1%
--------------------------------------------------------------------------------
 10.  Type of Reporting Persons (See Instructions)

      CO
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                                     Page 3 of 5
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                 AMENDMENT NO. 3 (FINAL AMENDMENT) TO SCHEDULE 14D-1
                                  AND SCHEDULE 13D/A

     This Amendment No. 3 constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1 as amended and supplemented by Amendment No. 1 and Amendment No. 2, thereto, filed by Smithtown Bay, LLC, a Delaware Limited Liability Company (the "Purchaser") and Global Capital Management, Inc., a Delaware Corporation, with the Securities and Exchange Commission on January 27, 1999, as amended and supplemented by Amendment No. 1 on February 25, 1999, and as amended and supplemented by Amendment No. 2 thereto on March 17, 1999, relating to the Tender Offer by the Purchaser to purchase up to 4,000 units of limited partnership interests, ("Units") of ML Media Partners, L.P., a Delaware limited partnership, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated January 27, 1999, as amended and supplemented by Amendment No. 1 on February 25, 1999, and as amended and supplemented by Amendment No. 2 thereto on March 17, 1999, and the related Agreement of Transfer and Sale to include the information set forth below. This Amendment No. 3 shall also constitute an amendment to Schedule 13D as permitted by paragraph F of the General Instructions to Schedule 14D-1. Terms not otherwise set forth below shall have the meanings ascribed to them in the
Schedule 14D-1 and the Offer to Purchase.

     ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 4(a) is amended and supplemented as follows:

     "The total amount of funds required by Purchaser to purchase the 3,244 Units accepted for payment pursuant to the Offer, exclusive of fees and expenses, is $2,475,172. The Purchaser obtained such funds, including amounts necessary to pay its fees and expenses, from its cash on hand working capital."

     ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Items 6(a) and (b) are amended and supplemented as follows:

     "The Offer expired 12:00 midnight, Eastern Time on March 31, 1999. Pursuant to the Offer, as of such time and date, the Purchaser accepted 3,244 Units, approximately 1.7% of the issued and outstanding Units. Purchaser now owns 15,187 Units, approximately 8.1% of the issued and outstanding Units."


                                     Page 4 of 5
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                                      SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    April 22, 1999           SMITHTOWN BAY, LLC

                                   By:  Global Capital Management, Inc.,
                                        a Delaware corporation,
                                        its Manager


                                        By:   /s/ Michael J. Frey
                                             -----------------------------------
                                             Michael J. Frey, Vice President


                                   GLOBAL CAPITAL MANAGEMENT, INC.,
                                   a Delaware corporation


                                   By:   /s/ Michael J. Frey
                                        ----------------------------------------
                                        Michael J. Frey, Vice President

                                     Page 5 of 5